

12060037

ES
ECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

484 South Miller Road, Suite 101
(No. and Street)

Fairlawn — Ohio — 44333
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Arnold — 330-564-0568
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOBE & LUCAS CPA'S, INC.
(Name – *if individual, state last, first, middle name*)

4807 ROCKSIDE ROAD, SUITE 510 — INDEPENDENCE — OH — 44131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Arnold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Network, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
STATE OF OHIO

ALICE BROWN
Notary Public-State of Ohio
My Commission Expires May 24, 2014

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT NETWORK, INC.
DECEMBER 31, 2011

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Investment Network, Inc.
Fairlawn, Ohio

We have audited the accompanying statement of financial condition of Investment Network, Inc. as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Network, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

February 20, 2012

INVESTMENT NETWORK, INC.
Statement of Financial Condition
December 31, 2011

ASSETS		
Cash and cash equivalents	$	123,912
Deposit with clearing organization		50,101
Accounts receivable		17,118
Office equipment		6,710
Less: accumulated depreciation		(6,710)
Organization costs		450
Less: accumulated amortization		(450)
TOTAL ASSETS	$	191,131

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued commissions	$	11,093
Accrued and withheld payroll taxes		4,180
Total liabilities		15,273
Stockholder's equity:		
Capital stock 100 shares authorized, issued and outstanding, no par value		10,000
Additional paid-in capital		86,083
Retained earnings		79,775
Total stockholder's equity		175,858
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	191,131

The accompanying notes are an integral part of these financial statements.

INVESTMENT NETWORK, INC.
Statement of Operations
Year Ended December 31, 2011

Revenues	
Commissions & fees	$ 617,431
Interest	1,341
	618,772
Expenses	
Registered representatives' compensation	337,407
Payroll and related expenses	115,668
Clearance, trading and regulatory fees	70,405
Professional fees	22,670
General and administrative	21,119
Occupancy	14,780
Interest expense	1,969
	584,018
Net income	$ 34,754

The accompanying notes are an integral part of these financial statements.

INVESTMENT NETWORK, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - beginning of year	$ 10,000	$ 83,791	$ 45,021	$ 138,812
Additional paid-in capital	-	2,292	-	2,292
Current year net income	-	-	34,754	34,754
Balance - end of year	$ 10,000	$ 86,083	$ 79,775	$ 175,858

The accompanying notes are an integral part of these financial statements.

INVESTMENT NETWORK, INC.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
Year Ended December 31, 2011

	Note Payable - Stockholder
Subordinated liabilities - beginning of year	$ 75,000
Principal payments on subordinated liabilities	(75,000)
Subordinated liabilities - end of year	$ -

The accompanying notes are an integral part of these financial statements.

INVESTMENT NETWORK, INC.
Statement of Cash Flows
Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 34,754
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in:	
Deposit with clearing organization	5,495
Accounts receivable	10,109
Increase (decrease) in:	
Accrued commissions	(1,273)
Accrued and withheld payroll taxes	2,941
NET CASH PROVIDED BY OPERATING ACTIVITIES	52,026
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments on subordinated liabilities	(75,000)
Capital contributions	2,292
NET CASH USED BY FINANCING ACTIVITIES	(72,708)
NET DECREASE IN CASH	(20,682)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	144,594
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 123,912
Supplemental information:	
Interest paid	$ 1,969

The accompanying notes are an integral part of these financial statements.

INVESTMENT NETWORK, INC
Notes to Financial Statements
December 31, 2011

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Investment Network, Inc. (Company) was incorporated under the laws of the State of Ohio on April 24, 2003. The Company is a securities broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal office is located in Fairlawn, Ohio.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers a money market account and a certificate of deposit to be cash equivalents.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of the S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Reporting periods ending December 31, 2008, December 31, 2009, December 31, 2010, and December 31, 2011 are subject to examination by major taxing authorities.

Amortization of Organizational Costs

The organization costs of establishing the Company have been capitalized and are being amortized over five years on a straight-line basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B – DEPOSIT WITH CLEARING ORGANIZATION

A deposit totaling $50,101 at December 31, 2011 represents an interest bearing account held by Mesirow Financial, Inc., the clearing organization for the Company, who has possession of customer funds and acts as custodian for all customer securities on a fully disclosed basis.

NOTE C – ACCOUNTS RECEIVABLE

Accounts receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE D – OFFICE EQUIPMENT

Office equipment is stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets. For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

All acquisitions of property and equipment in excess of $2,000 and all expenditures for major renewals and betterments that materially prolong the useful lives of assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Office equipment	$ 6,710
Less: accumulated depreciation	6,710
Net office equipment	$ -

NOTE E – PENSION PLAN

During the year ended December 31, 2011, $16,698 was contributed to the Company's SEP-IRA retirement plan.

NOTE F – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $174,845, which was $124,845 in excess of its required minimum net capital of $50,000. The Company's net capital ratio was 0.09 to 1.

NOTE H – MANAGEMENT'S REVIEW OF SUBSEQUENT EVENTS

The Company's management has reviewed and evaluated subsequent events through February 20, 2012 for possible inclusion in the financial statements for the year ended December 31, 2011. No items were identified for inclusion. The financial statements were available for issue on February 20, 2012.

NOTE I – RENT

The Company rents its office space on a month-to-month basis. Rental expense was $12,375 for the year ended December 31, 2011.

NOTE J – MATERIAL DIFFERENCES IN COMPUTATION OF NET CAPITAL

Our audit of Investment Network, Inc., for the year ended December 31, 2011, disclosed the following differences in the computation of net capital from the broker-dealer's corresponding unaudited Part II A, Focus Report.

Computation of Net Capital per Focus Report:	$ 175,859
Adjustments:	
Haircut on CD:	(1,013)
Difference due to rounding	(1)
Total Net Capital at 12/31/2011:	174,845
Less Required Capital	50,000
Excess Net Capital	$ 124,845
Excess Net Capital at 1000%	$ 173,318
Ratio: Aggregate Indebtedness to Net Capital	0.09 to 1

SUPPLEMENTAL INFORMATION

INVESTMENT NETWORK, INC.
Computation of Net Capital
December 31, 2011

NET CAPITAL COMPUTATION

Total stockholder's equity from December 31, 2011 financial statements	$ 175,858
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	$ 175,858
Haircuts on securities	$ (1,013)
NET CAPITAL	$ 174,845
COMPUTATION OF AGGREGATE INDEBTEDNESS	$ 15,273
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT- 6 2/3% OF AGGREGATE INDEBTEDNESS	$ 1,019
MINIMUM REQUIRED NET CAPITAL	$ 50,000
EXCESS NET CAPITAL	$ 124,845
EXCESS NET CAPITAL AT 1000%	$ 173,318
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.09 to 1

The accompanying notes are an integral part of these financial statements.

Investment Network, Inc.
Additional Information required
Pursuant To Rule 15c3-3 Of The
Securities And Exchange Commission
December 31, 2011

Computation For Determination of Reserve Requirements and Information Relating To Possession or Control

The Company is not required to present the schedule "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3.

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder
Investment Network, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Investment Network, Inc.(the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other then those specified parties.

Hobe & Lucas
Certified Public Accountants, Inc.

February 20, 2012

INVESTMENT NETWORK, INC.
DECEMBER 31, 2011

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Investment Network, Inc.
Akron, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 01, 2011 to December 31, 2011, which were agreed to by Investment Network, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Investment Network, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Investment Network, Inc.'s management is responsible for the Investment Network, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, with total difference noted of $40,547 due to reclassification of clearing charges and reimbursed expenses at the end of 2011 prior to the preparation of the SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger) that were prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel spreadsheet derived from the general ledger) that were prepared by management supporting the adjustments noting no differences; and

5. Not applicable – there is no overpayment carried forward from 2010.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas
Certified Public Accountants, Inc.

February 20, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066036 FINRA DEC
INVESTMENT NETWORK, INC.
4545 S. MILLER RD SUITE 101
FAIRLAWN, OH 44333-4176

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gary L. Arnold (330)564-0566

2. A. General Assessment (item 2e from page 2) $ 428

B. Less payment made with SIPC-6 filed (exclude interest) (281)

7/28/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 147

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ∅

H. Overpayment carried forward $(73)

Note: overpaid $73 (original balance due $220 - corrected to $147)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INVESTMENT NETWORK INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 21st day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 613,319

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 370,520

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 70,405

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — Ø

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 1,301

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ ______

Enter the greater of line (i) or (ii) — 1,301

Total deductions — 442,226

2d. SIPC Net Operating Revenues — $ 171,093

2e. General Assessment @ .0025 — $ 428

(to page 1, line 2.A.)